June 16, 2021

VIA E-mail

Bomi Lee, Esq.
Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103

         Re: The Optima Dynamic Alternatives Fund
             File No. 811-23683

Dear Ms. Lee:

           On May 18, 2021, you filed an initial registration statement on Form N-2 on behalf of
the Optima Dynamic Alternatives Fund (the    Fund   ). We have reviewed the
registration
statement and provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

                                           GENERAL

    1. Please tell us if you have presented any test the waters materials to potential investors in connection with these offerings. If so, we will request these materials for review.


                                         PROSPECTUS

Fund Summary

    2. Investment Objective and Strategies (page 2). The second paragraph on this page states that the Fund may invest in a variety of liquid instruments, including shares of other
         mutual funds and exchange traded funds.    Please add disclosure
elaborating on these
         types of investments and whether the Fund will invest in mutual funds or exchange-
         traded funds that invest in specific asset classes.

    3.   Repurchase Offers (page 4). The disclosure in this paragraph states
that    [e]ach
         repurchase offer ordinarily will be limited to the repurchase of approximately 25% of
         the Shares outstanding . . . .    However, disclosure in the
REPURCHASE OFFERS;
         LIMITED LIQUIDITY    section on page 9 states that    the Fund will
conduct
 Ms. Lee, Esq.
June 16, 2021
Page 2

         repurchase offers of no more than 5% of the Fund   s net assets
generally quarterly . . . .
         Please clarify this distinction in the repurchase percentage to indicate that, while the
         Fund is limited to repurchasing up 25% of the Shares outstanding, it generally does not plan to repurchase more than 5% quarterly.

   4. Fund Fees and Expenses (page 5). Please disclose that the figures in the fee table are based on estimates.

   5. Fund Fees and Expenses (page 6). Footnote 3 to the fee table states that the Investment
         Manager receives a Management Fee of 1.00%. However, the    Management
Fee    line
         item in the fee table shows this fee to be 0.75%. Please reconcile this discrepancy.

   6. Example (page 6). The example refers to a 3.00% sales charge. However, the fee table
         does not reflect any sales charge and disclosure in the    Purchasing
Shares
         Purchasing Terms    disclosure on page 44 states that Founders Class
Shares are not
         subject to any initial sales charge. Please reconcile this discrepancy.

Investment Objective and Strategies

   7.    Investment Process (page 8). The third paragraph of this section
states that    Manager
         Selection is broken down into three stages of thorough due diligence processes . . . .
         Please elaborate on these    three stages    in greater detail.

   8.    Investment Process (page 8). The third paragraph of this section
states that    Portfolio
         Construction implements the asset allocation decisions in hand with the approved manager buy list, concentrating on sizing managers appropriately to match portfolio guidelines through a series of quantitative and qualitative inputs. Please describe generally these quantitative and qualitative inputs.

   9. Please identify the policies of the Fund that may not be changed without the vote of a majority of the outstanding voting securities, including those policies that the Fund deems to be fundamental within the meaning of Section 8(b) of the 1940 Act. See Item
         8.2.c of Form N-2.

Principal Risk Factors

   10. Industry Concentration Risk (page 12). The disclosure in this risk notes that, while
       unlikely, it is possible that    at any given time, the assets of
Underlying Funds in which
       the Fund has invested will, in the aggregate, be invested in a single industry or group of related industries constituting 25% or more of the value of their combined total assets.
       Please explain to the staff how this is consistent with the Fund   s own
policy not to
       concentrate in any industry, as disclosed on page 2 of the SAI.

   11. Non-U.S. Investments (page 20). Please add additional risk disclosure explaining that
       (a) it may be difficult to obtain or enforce a court judgment abroad;
(b) there may be
 Ms. Lee, Esq.
June 16, 2021
Page 3

        restrictions on foreign investments in other jurisdictions; and (c) there may be reduced levels of government regulation in foreign securities markets. See Guide 9 to Form N-2.

Administration

   12. If the Fund has a dividend-paying agent, please state the name and principal business address of such agent. See Item 9.1.e of Form N-2.

Fund Expenses

   13. Please explain how organizational expenses will be amortized and over what period. See
       Item 9.1.f of Form N-2.

Conflicts of Interest

   14. Please disclose any conflicts that may arise in relation to the
Investment Manager   s
       selection of investments or use of techniques, such as leverage, that may have the effect
       of increasing the Investment Manager   s compensation.

   15. The disclosure in the second paragraph of this section states that the Investment Manager and its affiliates may provide advisory services to other investment vehicles that may co-
       invest with the Fund in certain transactions. Please disclose whether the Fund plans to seek an exemptive order to permit it to co-invest.

   16. The disclosure in the third paragraph of this section states    [t]he
Investment Manager and
       its affiliates are not obligated to refer any investment opportunity to
the Fund.    Please
       supplementally explain to the staff how this is consistent with the
Investment Manager   s
       fiduciary duty to the Fund.


Dividend Reinvestment Plan

   17. Please disclose whether shareholders will receive partial shares in connection with the
       Dividend Reinvestment Plan.

Taxes

   18. Taxation of the Fund (page 40). The final paragraph on this page states
that    the Fund
       expects to invest in debt obligations that will be treated as having market discount
       and/or original issue discount (   OID   ) for U.S. federal income tax
purposes.    If the Fund
       expects to invest significantly in OID securities, please disclose this
as part of the Fund   s
       strategy and discuss the risks presented by OID investments, including that:
           a. market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash;
 Ms. Lee, Esq.
June 16, 2021
Page 4

           b. use of OID securities may provide certain benefits to the Fund
s Investment
              Manager, including increasing management fees;
           c. the Fund may be required under the tax laws to make distributions of OID income to shareholders without receiving any cash. Such required cash distributions may have to be paid from offering proceeds or the sale of Fund assets; and
           d. the required recognition of OID interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-cash component
              of the Fund   s taxable income that must, nevertheless, be
distributed in cash to
              investors to avoid it being subject to corporate level taxation.


Purchasing Shares

   19. Purchase Terms (page 44). The penultimate paragraph on this page refers to the
          Distributor.    Please revise this to refer to the Placement Agent.

   20. Purchase Terms (page 45). The first paragraph on this page says that Shares will generally be offered for purchase on each business day . . . .
However, the final
       paragraph on page 3 states that Shares will be available for purchase on the first day of each calendar month. Please reconcile this discrepancy.

   21. Please add disclosure indicating whether Shares (a) are liable to further calls or assessments; and (b) have any preemptive rights, conversion rights and, if applicable, sinking fund provisions. See Item 10.1.a of Form N-2.


                    STATEMENT OF ADDITIONAL INFORMATION

Additional Information on Investment Techniques of the Fund and Related Risks

   22. Convertible Securities (page 4). The staff notes that the Fund or Underlying Funds may invest in convertible and hybrid securities. If the Fund invests or expects to invest in
       contingent convertible securities (   CoCos   ), please consider what,
if any, disclosure is
       appropriate regarding the risks of CoCos.


                                        *       *       *

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.
 Ms. Lee, Esq.
June 16, 2021
Page 5

          Should you have any questions regarding this letter prior to filing an amended registration statement, please contact me at (202) 551-4716.


                                                    Sincerely,

                                                    /s/ Christopher R.
Bellacicco

                                                    Christopher R. Bellacicco
                                                    Attorney-Adviser

cc:    John C. Lee, Branch Chief
       Christian T. Sandoe, Assistant Director